CUSIP NO. 31769Q-10-8                                           Page 1 of 7

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                        Maxcor Financial Group Inc.
___________________________________________________________________________
                             (Name of Issuer)



                       Common Stock, $.001 par value
___________________________________________________________________________
                      (Title of Class of Securities)



                                31769Q-10-8
___________________________________________________________________________
                              (CUSIP Number)

Welsh, Carson, Anderson            William H. Hewitt, Esq.
  & Stowe                          Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500          Maynard & Kristol
New York, New York  10022          45 Rockefeller Plaza
Attention:  Laura VanBuren         New York, New York  10111
Tel. (212) 945-2000                Tel. (212) 841-5700
___________________________________________________________________________
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             November 17, 1997
                     _________________________________
                       (Date of Event Which Requires
                          Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO. 31769Q-10-8                                           Page 2 of 7

1)   Name of Reporting Person           Welsh, Carson, Ander-
     S.S. or I.R.S. Identification        son & Stowe VI, L.P.
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                          OO
_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings Is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place
     of Organization                          Delaware

Number of                7)   Sole Voting    2,936,098 shares of
Shares Beneficially           Power          Common Stock, $.001
Owned by Each                                par value ("Common
Reporting Person                             Stock")
                         ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-  2,936,098 shares of
                              tive Power     Common Stock
                         ________________________________________
                         10)  Shared Dis-
                              positive Power       -0-
                         ________________________________________
11)  Aggregate Amount Beneficially           2,936,098 shares of
     Owned by Each Reporting Person          Common Stock
________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                         25.9%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  PN
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CUSIP NO. 31769Q-10-8                                           Page 3 of 7

1)   Name of Reporting Person           WCAS Information
     S.S. I.R.S. Identification         Partners, L.P.
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                          OO
_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings Is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place
     of Organization                          Delaware
_________________________________________________________________
Number of                7)   Sole Voting    50,248 shares of
Shares Beneficially           Power          Common Stock
Owned by Each
Reporting Person:
                         ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-  50,248 shares of
                              tive Power     Common Stock
                         ________________________________________
                         10)  Shared Dis-
                              positive Power       -0-
                         ________________________________________
11)  Aggregate Amount Beneficially           50,248 shares of
     Owned by Each Reporting Person          Common Stock
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                             0.4%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  PN

CUSIP NO. 31769Q-10-8                                           Page 4 of 7

                      Amendment No. 1 to Schedule 13D
                      _______________________________

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on August 23, 1996 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

Item 1.   Security and Issuer.
          ___________________

          Item 1 is hereby amended and restated to read in its entirety as follows:

          This statement relates to the Common Stock, $.001 par value (the "Common Stock"), of Maxcor Financial Group Inc. (previously known as Financial Services Acquisition Corporation), a Delaware corporation ("Maxcor" or the "Issuer"). The principal executive offices of the Issuer are located at Two World Trade Center, 84th Floor, New York, New York 10048.

Item 3.   Source and Amount of Funds and Other Consideration.
          __________________________________________________

          Item 3 is hereby amended by adding the following to the end thereof:

          On October 16, 1997 the Issuer commenced an exchange offer (the "Exchange Offer") pursuant to which it offered to exchange 0.1667 of a share of its Common Stock for each of its outstanding Warrants. The Issuer consummated the Exchange Offer on November 17, 1997 and accepted for exchange pursuant thereto approximately 95.1% of its outstanding Warrants. Pursuant to the Exchange Offer, the Reporting Persons tendered all 3,918,254 Warrants beneficially owned by them and received in exchange therefor an aggregate 653,172 shares of Common Stock. Cash was paid in lieu of the issuance of fractional shares.

Item 5.   Interest in Securities of the Issuer.
          ____________________________________

          Item 5 is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 11,330,631 shares of Common Stock outstanding after the completion of the Exchange Offer, as reported in the Issuer's Final Amendment to its Schedule 13E-4 dated December 2, 1997.

CUSIP NO. 31769Q-10-8                                           Page 5 of 7

          (a)

          WCAS VI and VI Partners
          _______________________


          WCAS VI owns 2,936,098 shares of Common Stock, or approximately 25.9% of the Common Stock outstanding. VI Partners, as the general partner of WCAS VI, may be deemed to beneficially own the securities owned by WCAS VI.

          WCAS IP and INFO Partners
          _________________________

          WCAS IP owns 50,248 shares of Common Stock, or approximately 0.4% of the Common Stock outstanding. INFO Partners, as the general partner of WCAS IP, may be deemed to beneficially own the securities owned by WCAS IP.

          General Partners of VI Partners and INFO Partners
          _________________________________________________

          (i) Patrick J. Welsh owns 29,647 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding.

          (ii) Russell L. Carson owns 29,647 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 29,647 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding.

          (iv) Richard H. Stowe owns an aggregate 15,698 shares of Common Stock (including shares held by DE Charter Trust Co., as Trustee FBO the IRA/Rollover of Richard H. Stowe), or approximately 0.1% of the Common Stock outstanding.

          (v) Andrew M. Paul owns 7,535 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vi) Thomas E. McInerney owns 10,047 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vii) Laura VanBuren owns 1,255 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (viii) James B. Hoover owns an aggregate 9,418 shares of Common Stock (including shares held by DE Charter Trust Co., as Trustee FBO the IRA/Rollover of James B. Hoover), or less than 0.1% of the Common Stock outstanding.

CUSIP NO. 31769Q-10-8                                           Page 6 of 7

          (ix) Robert A. Minicucci owns 10,047 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (x) Anthony J. deNicola owns 2,511 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The general partners of each of VI Partners and INFO Partners may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the shares owned by WCAS VI and WCAS IP, respectively. Each of the general partners of VI Partners and INFO Partners disclaims beneficial ownership of all shares other than the shares he or she owns directly or by virtue of his or her indirect pro rata interest, as a partner of VI Partners and/or INFO Partners, as the case may be, in the shares owned by WCAS VI and/or WCAS IP.

          (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the Issuer's securities in the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the securities of the Issuer owned by WCAS VI or WCAS IP.

          (e)  Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities
          of the Issuer.
          __________________________________________

          Item 6 is hereby amended by adding the following sentence to the end of the first paragraph thereof:

          The escrow period expired on August 16, 1997, without any claim being made for the shares of Common Stock placed in escrow, and, accordingly, all such shares were released without the making of any adjustments.

          Item 6 is hereby further amended by adding the following sentence to the end of the third paragraph thereof:

          As a result of the consummation of the Exchange Offer, the Security Transfer Agreement is no longer applicable to any securities beneficially owned by the Reporting Persons.

CUSIP NO. 31769Q-10-8                                           Page 7 of 7


                                 Signature
                                 _________


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   WELSH, CARSON, ANDERSON &
                                     STOWE VI, L.P.

                                   By:  WCAS VI Partners, L.P.,
                                        General Partner


                                   By: /s/ Laura VanBuren
                                       ________________________
                                        General Partner


                                   WCAS INFORMATION PARTNERS, L.P.

                                   By:  WCAS INFO Partners,
                                        General Partner


                                   By: /s/ Laura VanBuren
                                       ________________________
                                        Attorney-in-Fact

Date:     February 23, 1998